EXHIBIT 21

LIST OF SUBSIDIARIES OF THE COMPANY

	COMPANY NAME	STATE OF INCORPORATION/ORGANIZATION
1.	Eddy Potash, Inc.	Mississippi
2.	Melamine Chemicals, Inc.	Delaware
3.	MissChem (Barbados) SRL	Barbados Society With Restricted Liability
4.	MissChem Nitrogen, L.L.C.	Delaware
5.	MissChem Trinidad Limited	The Republic of Trinidad and Tobago
6.	Mississippi Chemical Company, L.P.	Delaware
7.	Mississippi Chemical Holdings, Inc.	British Virgin Islands
8.	Mississippi Chemical Management Company	Delaware
9.	Mississippi Nitrogen, Inc.	Delaware
10.	Mississippi Phosphates Corporation	Delaware
11.	Mississippi Potash, Inc.	Mississippi
12.	Triad Nitrogen, L.L.C.	Delaware